FORM 10-K/A

                AMENDMENT TO FORM 10-K ANNUAL REPORT

                 SECURITIES AND EXCHANGE COMMISSION

                        Washington, DC 20549

                           AMENDMENT NO. 1

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 1996

                                 OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period ended___________________________

Commission File Number              1-7211

                           Ionics, Incorporated
        (Exact name of registrant as specified in it charter)

          Massachusetts                    04-2068530
 State or other jurisdiction of        (I.R.S. Employer
 incorporation or organization       Identification Number)

 65 Grove Street, Watertown, Massachusetts        02172
(Address of principal executive offices)       (Zip Code)

Registrant's telephone number, including area code: 617-926-2500


Securities registered pursuant to Section 12(b) of the Act:

   Title of each class      Name of each exchange on which registered

Common Stock, $1 par value           New York Stock Exchange


     Securities registered pursuant to Section 12(g) of the Act:

                                None
                          (Title of Class)


/1




     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 10-K for the fiscal year ended December 31, 1996 as set forth in the pages attached hereto:

1. Item 14(a) 3. of Part IV of said report on form 10-K is amended to list Form 11-K, Annual Report of the Ionics Section 401(k) Stock Savings Plan for the year ended December 31, 1996, as Exhibit 13(b) thereto. The Annual Report of the Ionics Section 401(k) Stock Savings Plan on Form 11-K for the year ended December 31, 1996 is hereby filed pursuant to rule 15d-21 and General Instruction F to Form 10-K as an Exhibit to said Annual Report on Form 10-K.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    IONICS, INCORPORATED
                                    (Registrant)



Date:  June 23, 1997                By /s/Stephen Korn
                                    Stephen Korn
                                    Vice President and
                                    General Counsel























/2



                            PART IV

Item 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND
          REPORTS ON FORM 8-K

(a)  1.   Financial Statements

          See Index to Financial Statements and Financial
          Statement Schedules on page IV-7.  The Financial
          Statement Schedules are filed as part of this Annual
          Report on Form 10-K.

     2.   Financial Statement Schedules

          See Index to Financial Statements and Financial
          Statement Schedules on page IV-7.

     3.   Exhibits

     Exhibit                                                              Page
       No.    Description                                                 No.

     3.0      Articles of Organization and By-Laws

              3.1     Restated Articles of Organization (filed              *
                      as Exhibit 3(a) to Form 10-K for year
                      ended December 31, 1986).

              3.1(a)  Amendment to the Restated Articles of                 *
                      Organization (filed as Exhibit 3(b) to
                      Form 10-K for year ended December 31, 1987).

              3.1(b)  Amendment to Restated Articles of                     *
                      Organization (filed as Exhibit 3.1(b) to
                      Registration Statement No. 33-38290 on
                      Form S-2 effective January 24, 1991).

              3.2     By-Laws, as amended (filed as Exhibit 19 to           *
                      Form 10-Q for the quarter ended September 30,
                      1989).

     4.0 Instruments defining the rights of security holders, including indentures

              4.1     Rights Agreement, dated as of December 22, 1987,     *
                      as amended and restated as of August 15, 1989, between Registrant and The First National Bank of Boston (filed as Exhibit 1 to Registrant's
                      Current Report on Form 8-K dated August 30, 1989).

/3

              4.2     Indenture, dated as of December 22, 1987, between    *
                      Registrant and The First National Bank of Boston, relating to Rights Agreement (filed as Exhibit 2 to Registrant's Current Report on Form 8-K dated December 22, 1987).

              4.3     Form of Common Stock Certificate (filed as Exhibit   *
                      4.10 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1990).

     10.      Material Contracts

              10.1    1979 Stock Option Plan, as amended through           *
                      February 22, 1996 (filed as Exhibit 10.1 to
                      Registrant's Annual Report on Form 10-K
                      for the year ended December 31, 1995).

              10.2    1986 Stock Option Plan for Non-Employee Directors,   *
                      as amended through February 19, 1997 (filed as Exhibit 10.2 to Registrant's Annual Report on
                      Form 10-K for the year ended December 31, 1996).

              10.3    Amended and Restated Credit Agreement between        *
                      Registrant and the First National Bank of Boston dated as of December 31, 1992 (filed as Exhibit
                      10.3 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1992).

              10.3(1) Amendment Agreement No. 1, dated as of               *
                      December 31, 1995, to Amended and Restated
                      Credit Agreement between Registrant and The
                      First National Bank of Boston (filed as Exhibit 10.3(1) to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).

              10.4    Operating Agreement dated as of September 27,        *
                      1989 between Registrant and Aqua Cool
                      Enterprises, Inc. (filed as Exhibit 10.4 to
                      Registrant's Annual Report on Form 10-K for the year ended December 31, 1989).

              10.5    Term Lease Master Agreement dated as of              *
                      September 27, 1989 between Registrant and
                      Aqua Cool Enterprises, Inc. (filed as Exhibit
                      10.5 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1989).

              10.6    Option Agreement dated as of September 27, 1989      *
                      among Registrant, Aqua Cool Enterprises, Inc.
                      and the other parties named therein (filed as Exhibit 10.6 to Registrant's registration statement on Form S-2, No. 33-38290, effective January 24, 1991).

/4

              10.7    Agreement for Privatization of Water Supplies        *
                      dated as of September 18, 1990 between the Company and the City of Santa Barbara,
                      California (filed as Exhibit 10.7 to
                      Registrant's registration statement on Form S-2, No. 33-38290, effective January 24, 1991).

              10.8    Amendment No. 1, dated as of January 3, 1992, to     *
                      Agreement for Privatization of Water Supplies dated as of September 18, 1990 between the Company and the City of Santa Barbara, California (filed as
                      Exhibit 10.8 to Registrant's annual report on Form 10-K for the year ended December 31, 1991).

              10.9    Amendment No. 2, dated as of January 19, 1993,       *
                      to Agreement for Privatization of Water Supplies dated as of September 18, 1990 between the Company and the City of Santa Barbara, California (filed as
                      Exhibit 10.9 to the Registrant's annual report on Form 10-K for the year ended December 31, 1992).

              10.10   Amendment No. 3, dated June 28, 1994, to Agreement   *
                      for Privatization of Water Supplies dated as of September 18, 1990, between the Company and the City of Santa Barbara, California (filed as Exhibit 10.1 to the Registrant's Form 10-Q for the period ended June 30, 1994).

              10.11   1994 Restricted Stock Plan (filed as Exhibit 10.12   *
                      to Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).

              10.12   1997 Stock Incentive Plan (filed as Exhibit 10.12    *
                      to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996).

     11.      Statement re Computation of Earnings Per Share.              *

     13.(a)   Annual Report to Stockholders of the Registrant for          *
              the year ended December 31, 1996 (only pages 16 through 32 and the inside back cover constitute an exhibit to this report).

     13.(b)   Form 11-K, Annual Report of the Ionics Section 401(k)        7
              Stock Savings Plan for the year ended December 31, 1996.

     21.      Subsidiaries of the Registrant.                              *




/5

     23.      Consents

              23.1 Consent of Coopers & Lybrand L.L.P. to incorporation * by reference of that firm's report dated
                      February 18, 1997, which is included on page 18 of the Registrant's Annual Report to Stockholders for the year ended December 31, 1996.

     24.      Power of Attorney.                                           *

     27.      Financial Data Schedule                                     **
________________________________
     *   incorporated herein by reference

     **  for electronic purposes only


































/6

                 Exhibit No. 13(b) to Annual Report on Form 10-K of Ionics, Incorporated for the year ended December 31, 1996





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K




(Mark One)

[X]  Annual report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (Fee Required)

For the fiscal year ended ________December 31, 1996        _________

                                 OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from _________ to _________

Commission file number   1-7211



        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Ionics Section 401(k) Stock Savings Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        IONICS, INCORPORATED

                           65 Grove Street

                   Watertown, Massachusetts  02172

/7













              IONICS SECTION 401(k) STOCK SAVINGS PLAN

      INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           For the years ended December 31, 1996 and 1995
                              ________




                                                           Page(s)

Independent Auditors Report                                   2

Financial Statements:

   Statements of Net Assets Available for Plan Benefits
       at December 31, 1996 and 1995                         3-4

   Statements of Changes in Net Assets Available for
       Plan Benefits for the years ended December 31,
       1996 and 1995                                         5-6

Notes to Financial Statements                                7-11

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes, at
       December 31, 1996                                      12

   Schedule of Reportable Transactions
       for the year ended December 31, 1996                   13











/8








                       INDEPENDENT AUDITOR'S REPORT

Administrators
Ionics Section 401(k) Stock Savings Plan
Watertown, Massachusetts

       We have audited the accompanying statements of net assets available for plan benefits of the Ionics Section 401(k) Stock Savings Plan (the
Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995 and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                       /s/BELANGER & COMPANY, P.C.
                                       CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 12, 1997



                                    -2-
/9







                                        IONICS SECTION 401(K) STOCK SAVINGS PLAN

                                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    DECEMBER 31, 1996
                                         PARTICIPANT - DIRECTED FUNDS
                          IONICS, INC.             ASSET                    BT        PARTIC-
                            COMMON     PURITAN    MANAGER     CONTRAFUND  PYRAMID     IPANT       CASH/
                          STOCK FUND    FUND       FUND          FUND     GIC FUND    LOANS       OTHER       TOTAL
ASSETS:
INVESTMENTS, AT MARKET
  (SEE NOTES 2,3 & 7)
  IONICS, INCORPORATED
  COMMON STOCK:
  310,613 SHARES @
  $48.00 PER SHARE        $14,909,424                                                                         $14,909,424

  FIDELITY INVESTMENTS:
     PURITAN FUND:
     89,866.814 SHARES
     @ $17.24 PER SHARE               $1,549,304                                                                1,549,304

     ASSET MANAGER FUND:
     22,679.732 SHARES
     @ $16.47 PER SHARE                           $   373,535                                                     373,535

     CONTRAFUND FUND:
     59,558.237 SHARES
     @ $42.15 PER SHARE                                       $ 2,510,380                                       2,510,380

  BT PYRAMID GIC FUND                                                     $   868,421                             868,421

CASH AND CASH EQUIVALENTS          61                                                             $   537,187     537,248

AMOUNTS RECEIVABLE FROM
  IONICS, INCORPORATED
  AND PLAN PARTICIPANTS                                                                               195,938     195,938

LOANS RECEIVABLE FROM
  PLAN PARTICIPANTS                                                                   $   644,327                 644,327

     TOTAL ASSETS         $14,909,485 $1,549,304  $   373,535 $ 2,510,380 $   868,421 $   644,327 $   733,125 $21,588,577

LIABILITIES                    -0-         -0-        -0-          -0-         -0-         -0-         -0-         -0-

     NET ASSETS AVAILABLE
     FOR PLAN BENEFITS    $14,909,485 $1,549,304  $   373,535 $ 2,510,380 $   868,421 $   644,327 $   733,125 $21,588,577

                       The accompanying notes are an integral part of these financial statements.

                                                           -3-

/10






                                        IONICS SECTION 401(K) STOCK SAVINGS PLAN

                                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    DECEMBER 31, 1995

                                         PARTICIPANT - DIRECTED FUNDS
                          IONICS, INC.             ASSET                    BT        PARTIC-
                            COMMON    PURITAN     MANAGER     CONTRAFUND  PYRAMID     IPANT       CASH/
                          STOCK FUND   FUND        FUND          FUND     GIC FUND    LOANS       OTHER       TOTAL
ASSETS:
INVESTMENTS, AT MARKET
  (SEE NOTES 2,3 & 7)
  IONICS, INCORPORATED
  COMMON STOCK:
  293,324 SHARES @
  $43.50 PER SHARE        $12,759,594                                                                         $12,759,594

  FIDELITY INVESTMENTS:
     PURITAN FUND:
     62,398.762 SHARES
     @ $17.01 PER SHARE               $1,061,403                                                                1,061,403

     ASSET MANAGER FUND:
     17,230.408 SHARES
     @ $15.85 PER SHARE                           $   273,102                                                     273,102

     CONTRAFUND FUND:
     30,468.567 SHARES
     @ $38.02 PER SHARE                                       $ 1,158,415                                       1,158,415

  BT PYRAMID GIC FUND                                                     $   750,252                             750,252

CASH AND CASH EQUIVALENTS     132,604                                                             $   47,261      179,865

AMOUNTS RECEIVABLE FROM
  IONICS, INCORPORATED
  AND PLAN PARTICIPANTS                                                                               211,864     211,864

LOANS RECEIVABLE FROM
  PLAN PARTICIPANTS                                                                   $   387,065                 387,065

     TOTAL ASSETS         $12,892,198 $1,061,403  $   273,102 $ 1,158,415 $   750,252 $   387,065 $   259,125 $16,781,560

LIABILITIES                    -0-         -0-        -0-          -0-         -0-         -0-         -0-         -0-

     NET ASSETS AVAILABLE
     FOR PLAN BENEFITS    $12,892,198 $1,061,403  $   273,102 $ 1,158,415 $   750,252 $   387,065 $   259,125 $16,781,560

                       The accompanying notes are an integral part of these financial statements.

                                                           -4-

/11





                                           IONICS SECTION 401(K) STOCK SAVINGS PLAN

                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                             FOR THE YEAR ENDED DECEMBER 31, 1996

                                         PARTICIPANT - DIRECTED FUNDS
                          IONICS, INC.                ASSET                     BT        PARTIC-
                            COMMON      PURITAN      MANAGER     CONTRAFUND   PYRAMID     IPANT       CASH/
                          STOCK FUND     FUND         FUND          FUND      GIC FUND    LOANS       OTHER         TOTAL
NET ASSETS AVAILABLE
FOR PLAN
  BENEFITS - BEGINNING
  OF YEAR                 $ 12,892,198  $ 1,061,403  $ 273,102   $1,158,415   $  750,252  $ 387,065   $   259,125   $16,781,560

NET INVESTMENT INCOME,
PRINCIPALLY
  INTEREST
  AND DIVIDENDS                 1,007       160,277     28,669      166,481       46,127     43,179        12,164       457,904

NET APPRECIATION
(DEPRECIATION)
  IN THE FAIR VALUE OF
  INVESTMENTS               1,195,185        32,320     13,512      221,456                                           1,462,473

CONTRIBUTIONS:
  PARTICIPANTS                                                                                          2,171,648     2,171,648
  EMPLOYER                                                                                                605,473       605,473

ACQUISITIONS                                                                                 55,591     1,171,972     1,227,563

LOAN PAYMENTS                                                                              (256,903)       58,613      (198,290)

TRANSFERS                     955,807       295,304     58,252      964,028       74,370               (2,347,761)      -0-

WITHDRAWALS BY AND
  DISTRIBUTIONS TO
  PARTICIPANTS               (134,712)                                            (2,328)   415,395    (1,198,109)     (919,754)

NET INCREASE(DECREASE)      2,017,287       487,901    100,433    1,351,965      118,169    257,262       474,000     4,807,017

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  END OF YEAR             $14,909,485   $1,549,304   $ 373,535   $2,510,380   $ 868,421   $ 644,327   $   733,125   $21,588,577

                          The accompanying notes are an integral part of these financial statements.

                                                              -5-





/12






                                           IONICS SECTION 401(K) STOCK SAVINGS PLAN

                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                             FOR THE YEAR ENDED DECEMBER 31, 1995

                                         PARTICIPANT - DIRECTED FUNDS
                          IONICS, INC.                ASSET                     BT        PARTIC-
                            COMMON      PURITAN      MANAGER     CONTRAFUND   PYRAMID     IPANT       CASH/
                          STOCK FUND     FUND         FUND          FUND      GIC FUND    LOANS       OTHER         TOTAL
NET ASSETS AVAILABLE
FOR PLAN
  BENEFITS - BEGINNING
  OF YEAR                 $ 8,703,166   $   868,168  $ 204,286   $  584,272   $  788,297  $ 235,321   $   153,700   $11,537,210

NET INVESTMENT INCOME,
PRINCIPALLY
  INTEREST
  AND DIVIDENDS                 1,055        55,579      7,559       88,968       43,738     27,937         7,059       231,895

NET APPRECIATION
(DEPRECIATION)
  IN THE FAIR VALUE OF
  INVESTMENTS               3,434,179       130,909     33,916      158,075                                           3,757,079

CONTRIBUTIONS:
  PARTICIPANTS                                                                                          1,881,968     1,881,968
  EMPLOYER                                                                                                433,127       433,127

LOAN PAYMENTS                                                                              (155,467)       45,955      (109,512)

TRANSFERS                     768,943         6,747     27,341      327,100      (79,621)              (1,050,510)      -0-

WITHDRAWALS BY AND
  DISTRIBUTIONS TO
  PARTICIPANTS                (15,145)                                            (2,162)   279,274    (1,212,174)     (950,207)

NET INCREASE(DECREASE)      4,189,032       193,235     68,816      574,143      (38,045)   151,744       105,425     5,244,350

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  END OF YEAR             $12,892,198   $1,061,403   $ 273,102   $1,158,415   $ 750,252   $ 387,065   $   259,125   $16,781,560

                          The accompanying notes are an integral part of these financial statements.

                                                              -6-







/13






              IONICS SECTION 401(K) STOCK STOCK SAVINGS PLAN

                       NOTES TO FINANCIAL STATEMENTS

                             DECEMBER 31, 1996

Note 1:  THE PLAN AND ITS PROVISIONS

The Ionics Section 401(k) Stock Savings Plan (the "Plan") became effective January 1, 1986. Effective May 1, 1994, the Plan was amended to provide a broader range of investment selections for Plan participants and the opportunity to change investment elections on a quarterly basis. Other amendments to the Plan were also adopted, including provisions to permit participants to borrow from their accounts. In addition, the Plan trustee was changed from the Bank of Boston to the PNC Bank, New England. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

  The Plan is a defined contribution plan qualified under Section 401(k) of the U.S. Internal Revenue Code covering all permanent employees of Ionics, Incorporated, (the "Company") working at least 20 hours per week who have completed one year of service. The Plan was established to provide benefits to participants upon retirement, termination of employment, death, permanent and total disability, or demonstration of financial hardship. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Investment Options

  The following investment options are available to participants:

  Ionics, Incorporated Common Stock Fund - This fund invests directed contributions solely in common stock of the Company.

  Fidelity Puritan Fund - This mutual fund maintains a broadly based conservatively managed diversified investment portfolio which is primarily income oriented with a secondary emphasis on growth. Its portfolio consists principally of high yielding common and preferred stocks and corporate bonds.

  Fidelity Contrafund - This mutual fund invests primarily in common stocks and securities convertible into common stocks, and has capital appreciation as its investment objective.

  Fidelity Asset Manager Fund - This mutual fund maintains an investment portfolio of stocks, bonds and short-term investments of U.S. and foreign issuers, and has a primary objective of high total return with reduced risk over the long term.

                                    -7-


/14






Note 1:  THE PLAN AND ITS PROVISIONS  (Continued)

         BT Pyramid GIC Fund - This fund, administered by The Bankers Trust Company, invests primarily in Guaranteed Investment Contracts and Bank Investment Contracts and Bankers Trust Commingled short-term investment funds, and has as its objectives safety of principal, stability, superior yields and a predictable annual return. The fund sets an estimated range of return on an annual basis, but because results can be affected by economic or market conditions, it does not guarantee the rate.

         All cash transactions, including contributions, fund purchases, fund liquidations, loans, distributions, etc. are made through a conduit account, which is an interest bearing cash account with the PNC Bank, New England.

         Participant Contributions

         Employees who meet certain length of service requirements may elect to become participants in the Plan and contribute, on a pre-tax basis, from 1% to 12% of their compensation as defined by the Plan. The annual amounts so contributed by employees are subject to certain federal income tax limitations. Contributions made by employees to the Plan may be used to purchase either common stock of the Company or may be directed to be invested in any of the available investment funds.

         Participant Accounts

         Each participant's account is credited with the participant's contribution and an allocation of Plan earnings. Allocations are based on total investment earnings and average participant investment balances, as defined.

         Company Contribution

         The terms and conditions of the Plan provide for the Company to contribute 50% of the first 6% an employee elects to invest in common stock of the Company (subject to certain limitations). The maximum annual amount that the Company may contribute on behalf of employees is currently $750,000, and that limit is set by the Board of Directors of the Company. Matching Company contributions under the Plan are invested solely in common stock of the Company. Non-vested Company contributions may, subject to certain restrictions, be forfeited upon withdrawal of the employee from the Plan and be used as a credit to reduce future Company contributions.

                                    -8-
/15







Note 1:  THE PLAN AND ITS PROVISIONS (Continued)

         Vesting

         All participant contributions are 100% vested when made. Company matching contributions are vested in increasing percentages based on the years of service of the individual employee, from 33 1/3% after two years to 100% after four years.

         Plan Expenses

         The Plan provides that all expenses of the Plan and its administration shall be paid by the Company.

         Withdrawals

         A participant can make a hardship withdrawal of his or her own contributions, subject to Internal Revenue Service restrictions. A participant may withdraw the entire vested amount due to his or her own contributions after attaining age 59 1/2.

         Loans

         A participant can borrow money from his or her vested account subject to certain rules including a minimum amount of $1,000 and a maximum amount not to exceed the lesser of 50% of the participant's total vested account balance or $50,000.

Note 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation

         The accompanying financial statements are presented on the accrual basis of accounting.

         Valuation of Investments

         Investment of the Plan in Ionics, Incorporated common stock is stated at market, market being the last sale price on December 31, 1996 of Ionics, Incorporated common stock as reported on the New York Stock Exchange. Investments in the Plan of the three (3) Fidelity Funds and the BT Pyramid GIC Fund are stated at the Net Asset Value of the funds reported as of December 31, 1996.

                                    -9-




/16





         The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consist of realized gains or losses and the unrealized appreciation (depreciation) of these investments.

         Payment of Benefits

         Benefits are recorded when paid.

Note 3:  INVESTMENTS

         The following is a summary of investments at December 31, 1996 and
         1995, respectively:
                                    Market Value                     Cost

          Fund                   1996          1995          1996          1995

        Investments At Fair Value
          As Determined By Quoted
          Market Price
        Ionics, Incorporated
          Common Stock        $14,909,424   $12,759,594   $ 6,744,813   $ 5,135,085

        Fidelity funds:
          Puritan               1,549,304     1,061,403     1,453,418       977,269
          Asset Manager           373,535       273,102       346,486       251,317
          Contrafund            2,510,380     1,158,415     2,165,766       999,208

        BT Pyramid GIC Fund       868,421       750,252       868,421       750,252

        Other Investments

        Participant Loans         644,327       387,065       644,327       387,065
                              $20,855,391   $16,389,831   $12,223,231   $ 8,500,196


Note 4: INCOME TAX STATUS

             The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 1995 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code.


                                   -10-
/17






Note 5: PLAN TERMINATION

             Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 6: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

             The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1996 and 1995 to Form 5500:
                                               1996          1995
          Net assets available for benefits
             per the financial statements   $21,588,577   $16,781,560

          Amounts allocated to withdrawing
             participants                      (316,115)     (178,505)

          Net assets available for benefits
             per the form 5500              $21,272,462   $16,603,055

             The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 1996 to Form 5500:

          Benefits paid to participants per the
             financial statements                         $   919,754

          Add: Amounts allocated to withdrawing
             participants at December 31, 1996                316,115

          Less: Amounts allocated to withdrawing
             participants at December 31, 1995               (178,505)

          Benefits paid to participants per Form 5500      $1,057,364

             Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Note 7: STOCK SPLIT

             The investment in Ionics, Incorporated common stock reflects a 2-for-1 stock split effected by a 100% stock dividend paid on January 6, 1995.

                                  -11-

/18





ATTACHMENT TO FORM 5500
EIN: 04-2068530
PN:  003

                                                              SCHEDULE I

                IONICS SECTION 401(K) STOCK SAVINGS PLAN

       ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            DECEMBER 31, 1996


                                     Face Amount,
                                      Shares or                       Current
Description of Investment               Rate            Cost           Value
Cash and Cash Equivalents                            $  537,248      $   537,248

Ionics, Incorporated
  Common Stock                        310,613         6,744,813       14,909,424

Fidelity Investments:

  Puritan Fund                         89,867         1,453,418        1,549,304

  Asset Manager Fund                   22,680           346,486          373,535

  Contrafund                           59,558         2,165,766        2,510,380

BT Pyramid GIC Fund                                     868,421          868,421

Participant Loans
(Rate of Interest 8.25% to 10.5%)                         -0-            644,327

    Total Funds Invested                             $12,116,152     $21,392,639







   The accompanying notes are an integral part of these supplemental schedules.


                                       -12-
/19







ATTACHMENT TO FORM 5500                                             SCHEDULE II
EIN: 04-2068530
PN:  003

                   IONICS SECTION 401(K) STOCK SAVINGS PLAN
                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                                             Current Value
                                                              Of Asset On
                          Purchase     Selling     Cost of    Transaction Net Gain
Description of Asset        Price       Price       Asset        Date      (Loss)
INDIVIDUAL TRANSACTIONS

None


SERIES OF TRANSACTIONS

Purchase:

Fidelity Investments
  32,574 shares of
  Contrafund              $1,270,821

Company Stock
  49,772 shares of
  Ionics, Inc.
  Common Stock             2,229,171

Sale:

Fidelity Investments
  3,485 shares of
  Contrafund                          $  140,313  $104,264    $  140,313  $ 36,049

Company Stock
  32,483 shares of
  Ionics, Inc.
  Common Stock                         1,274,527   619,444     1,274,527   655,083

     The accompanying notes are an integral part of these supplemental schedules.

                                         -13-
/20







                               SIGNATURES



  Ionics Section 401(k) Stock Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   IONICS SECTION 401(K) STOCK
                                   STOCK SAVINGS PLAN



Date:  June 20, 1997               By /s/Marianne Manzon Winsser
                                      Marianne Manzon Winsser
                                      Administrator




























                                  -14-
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